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                                                                     EXHIBIT 3.2

AMENDMENTS TO BY-LAWS OF McKESSON HBOC, INC.

Article IV, Section 2 of the By-laws of McKesson HBOC, Inc. was amended by adding the following sentence at the end of such Section:

     "Notwithstanding anything in these By-laws to the contrary, for a period of one year following January 12, 1999, the requisite vote or approval of the Board of Directors necessary to terminate or replace, or fill a vacancy in respect of, Charles W. McCall as Chairman of the Board or Mark A. Pulido as President and Chief Executive Officer shall be no less than seventy-five percent (75%) of the members of the Board of Directors."

The second sentence of Article III, Section 2 of the By-laws of McKesson HBOC, Inc. was amended to provide as follows:

     "Until these By-laws are further amended, the number of Directors of this Corporation shall be ten (10)."